FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2015	$ 15,000	$ 4,727,871	$ (4,471,108)	$ 271,763
Net loss	-		(545,788)	(545,788)
Capital contributions	-	475,000	-	475,000
Balance, December 31, 2015	$ 15,000	$ 5,202,871	$ (5,016,896)	$ 200,975

The accompanying notes are an integral part of these financial statements.